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                              February 9, 2021

       Yacov Geva
       President and Chief Executive Officer
       G Medical Innovations Ltd.
       5 Oppenheimer St.
       Rehovot 7670105, Israel

                                                        Re: G Medical
Innovations Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
13, 2021
                                                            CIK No. 0001760764

       Dear Dr. Geva:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted January 13, 2021

       General

   1. In your next amendment please identify an underwriter and provide related disclosure, including disclosure
called for pursuant to Item 9.B. of Form 20-F.
   2.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications.
 Yacov Geva
FirstName
G Medical LastNameYacov
          Innovations Ltd. Geva
Comapany9,NameG
February   2021 Medical Innovations Ltd.
February
Page 2 9, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Result of Operations
Critical Accounting Policies and Estimates, page 53

3. Please revise this section to include a section discussing your goodwill impairment testing that addresses the following:
             Tell us the percentage by which the fair value exceeded carrying value for each reporting unit as of the date of the most recent test. If any reporting units were at risk of failing the impairment test, please disclose the percentage excess and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
             Revise to specifically address how your recent historical negative operating margin results have been considered in your estimates of future operating margin in your impairment analyses for the periods presented. Disclose the sensitivity of your impairment analysis for likely changes in operating margin estimates.
Stock Based Compensation, page 54

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the equity instruments underlying your incentive awards and the reasons for any differences between the recent valuations of your units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
Management, page 96

5. We note your disclosure that Chanan Epstein has agreed to serve on your board of directors subject to the consummation of your offering. Please file Mr. Epstein's written consent to be named as a director appointee in your registration statement as an exhibit. Refer to Rule 438 of the Securities Act.
Compensation, page 99

6. Please revise your disclosure to reflect information for your last full financial year, or December 31, 2020. Refer to Item 6.B. of Form 20-F for guidance. Consolidated Statement of Financial Position, page F-3

7. In light of applying a modified retrospective approach for the adoption of IFRS 16, Leases and the retrospective presentation due to the reverse stock split, tell us how you considered the guidance of paragraph 10(f) of IAS 1, Presentation of Financial
         Statements, which requires registrants to present three years of the Company's statement of position in such circumstances.
 Yacov Geva
FirstName
G Medical LastNameYacov
          Innovations Ltd. Geva
Comapany9,NameG
February   2021 Medical Innovations Ltd.
February
Page 3 9, 2021 Page 3
FirstName LastName
Consolidated Statements of Comprehensive Income (Loss), page F-5

8. Please revise to round your earnings per share data to the nearest cent throughout your document.
Note 10 -- Convertible Securities, page F-28

9. Revise Note 10 and elsewhere in your filing as appropriate to clearly describe the default event under the Convertible Securities agreement that occurred in 2019.
Item 8. Exhibits and Financial Statement Schedules, page II-3

10. Please file the following agreements, and any amendments thereto, as exhibits to your registrations statement or tell us why you believe you are not required to do so:
             The loan agreements between the Company and Dr. Yacov Geva referenced on page
              55;
             The Convertible Securities Agreement with MEFI & L.P referenced on page 55;
             The Controlled Placement Agreement with Acuity referenced on page 56; and
             The Joint Venture Agreement between the Company and Guangzhou Sino-Israel
              Biotech Investment Fund referenced on page 95.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      David A. Huberman, Esq.